Pricing supplement No. 462J
To prospectus dated October 10, 2006,
prospectus supplement dated November 13, 2006 and
product supplement J dated June 27, 2008

Registration Statement No. 333-137902
Dated July 22, 2008; Rule 424(b)(2)

Deutsche Bank /

Deutsche Bank AG, London Branch
$2,140,000
Capped Buffered Underlying Securities (BUyS) Linked to a Basket of Components due October 29, 2009

General

- Capped Buffered Underlying Securities (BUyS) Linked to a Basket of Components due October 29, 2009 (the "**Securities**") are designed for investors who seek a capped return at maturity linked to the performance of a weighted basket of equity indices and an exchange traded fund. Investors should be willing to forgo coupon and dividend payments and should be prepared to lose up to 90% of their initial investment, subject to the credit of the Issuer.
- Senior unsecured obligations of Deutsche Bank AG due October 29, 2009.
- Denominations of $1,000.
- Minimum initial investment of $1,000.
- The Securities priced on July 22, 2008 and are expected to settle five business days later on July 29, 2008 (the "**Settlement Date**").

Key Terms

Issuer: Deutsche Bank AG, London Branch.

Rating: Moody's Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor's has assigned a rating of AA to notes, such as the Securities offered hereby, issued under Deutsche Bank AG's Global Notes Program, Series A.[†]

Issue Price: 100% of the face amount.

Basket: The Securities are linked to a basket consisting of the S&P 500® Index, the Russell 2000® Index and the Financial Select Sector SPDR® Fund (each, a "**Basket Component**" and, collectively, the "**Basket Components**").

Basket Components:

Basket Component	Component Weighting	Initial Component Level
S&P 500® Index	40%	1277.00
Russell 2000® Index	40%	716.82
Financial Select Sector SPDR® Fund	20%	22.49

Payment at Maturity: The payment you will receive at maturity is based on the value of the Final Basket Level relative to the Initial Basket Level, the Participation Rate, Basket Return Cap, Maximum Return, and the Buffer Level.

- If the Final Basket Level is greater than or equal to the Initial Basket Level, you will receive a cash payment per $1,000 face amount that provides you with a return on your investment equal to the Basket Return, subject to a Basket Return Cap, *multiplied by* the Participation Rate, subject to the Maximum Return. Accordingly, subject to the Maximum Return, your payment at maturity per $1,000 face amount will be calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times \text{Basket Return} \times \text{Participation Rate})$$

- If the Final Basket Level declines from the Initial Basket Level, and such decline is equal to or less than the Buffer Level, you will receive a cash payment of $1,000 per $1,000 face amount of your Securities.
- If the Final Basket Level declines from the Initial Basket Level, and such decline is greater than the Buffer Level, **you will lose 1% of the face amount of your Securities for every 1% that the Basket declines beyond the Buffer Level.** Accordingly, in this case, if the Basket Return is less than -10%, your payment at maturity per $1,000 face amount of your Securities will be calculated as follows:

$$\$1{,}000 + [\$1{,}000 \times (\text{Basket Return} + \text{Buffer Level})]$$

If the Basket Return is lower than -10%, you will lose a portion of your investment. You could lose up to $900 per $1,000 face amount of Securities.

Participation Rate: 200% upside participation

Basket Return Cap: 11%

Buffer Level: 10%

Maximum Return: 22%

Basket Return: Subject to the Basket Return Cap, the Basket Return will be equal to:

$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$

Initial Basket Level: 100

Final Basket Level: The Basket closing level will be calculated as follows:

100 × [1 + (S&P 500 Return x 40%) + (Russell 2000 Return x 40%) + (Financial Select Sector SPDR® Fund Return x 20%)]

The "**S&P 500 Return**" and the "**Russell 2000 Return**" are each the performance of the respective Basket Component, expressed as a percentage, from the respective index closing level on the Trade Date to the respective index closing level on the Final Valuation Date. The "**Financial Select Sector SPDR® Fund Return**" is the performance of the respective Basket Component expressed as a percentage, from the closing price of one share of the fund on the Trade Date to the closing price of one share of the fund on the Final Valuation Date multiplied by the then-current Share Adjustment Factor.

Share Adjustment Factor: Initially 1.0, subject to adjustment for anti-dilution events, as described under "Description of Securities— Anti-dilution Adjustments for Funds" in the accompanying product supplement.

Trade Date: July 22, 2008

Final Valuation Date: October 22, 2009, subject to postponement as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.

Maturity Date: October 29, 2009, subject to postponement as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.

CUSIP: 2515A0QH9

ISIN: US2515A0QH94

[†] A credit rating is not a recommendation to buy, sell or hold Securities, and may be subject to revision at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the Securities other than the ability of the Issuer to meet its obligations.

Investing in the Securities involves a number of risks. See "Risk Factors" beginning on page 6 the accompanying product supplement and "Selected Risk Considerations" beginning on page PS-6 of this pricing supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this pricing supplement if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the Securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Securities prior to their issuance. We will notify you in the event of any changes to the terms of the Securities, and you will be asked to accept such changes in connection with your purchase of any Securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions[1]	Proceeds to Us
Per Security	$1000.00	$3.00	$997.00
Total	$2,140,000.00	$6,420.00	$2,133,580.00

[1] For more detailed information about discounts and commissions, please see "Supplemental Underwriting Information" on the last page of this pricing supplement.

The Securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,140,000.00	$84.10

Deutsche Bank Securities   **Deutsche Bank Trust Company Americas**

ADDITIONAL TERMS SPECIFIC TO THE SECURITIES

- You should read this pricing supplement together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these Securities are a part, and the more detailed information contained in product supplement J dated June 27, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  - Product supplement J dated June 27, 2008:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312508142391/d424b21.pdf

  - Prospectus supplement dated November 13, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

  - Prospectus dated October 10, 2006:
    http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

- Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement, "**we**," "**us**" or "**our**" refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

- This pricing supplement, together with the documents listed above, contains the terms of the Securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement, as the Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the Securities.

What is the Payment Amount on the Securities at Maturity Assuming a Range of Performance for the Index?

The table below illustrates the payment at maturity for a $1,000 security face amount for a hypothetical range of performance for the Basket from -100.00% to +100.00% and uses a Participation Rate of 200.00%, a Basket Return Cap of 11.00% and a Maximum Return of 22.00%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Final Basket Level	Percentage Change in Basket Level	Basket Return	Payment at Maturity ($)	Return on Security (%)
200.00	100.00%	11.00%	1,220.00	22.00%
175.00	75.00%	11.00%	1,220.00	22.00%
150.00	50.00%	11.00%	1,220.00	22.00%
125.00	25.00%	11.00%	1,220.00	22.00%
111.00	11.00%	11.00%	1,220.00	22.00%
110.00	10.00%	10.00%	1,200.00	20.00%
105.00	5.00%	10.00%	1,100.00	10.00%
102.00	2.00%	2.00%	1,040.00	4.00%
101.00	1.00%	1.00%	1,020.00	2.00%
100.00	0.00%	0.00%	1,000.00	0.00%
99.00	-1.00%	-1.00%	1,000.00	0.00%
98.00	-2.00%	-2.00%	1,000.00	0.00%
90.00	-10.00%	-10.00%	1,000.00	0.00%
80.00	-20.00%	-20.00%	900.00	-10.00%
75.00	-25.00%	-25.00%	850.00	-15.00%
50.00	-50.00%	-50.00%	600.00	-40.00%
25.00	-75.00%	-75.00%	350.00	-65.00%
0.00	-100.00%	-100.00%	100.00	-90.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: **The Final Basket Level is equal to 105.** Because the Final Basket Level is greater than the Initial Basket Level and the difference between the Initial Basket Level and the Final Basket Level is less than the Basket Return Cap, the investor receives a payment at maturity of $1,100 per $1,000 Security face amount calculated as follows:

Payment at maturity = $1,000 + ($1,000 x Basket Return x Participation Rate), subject to the Maximum Return = $1,000 + ($1,000 x 5.00% x 200.00%) = $1,100.00

Example 2: The Final Basket Level is equal to 150. Because the Final Basket Level is greater than the Initial Basket Level and because the difference between the Initial Basket Level and the Final Basket Level is greater than the Basket Return Cap of 11.00%, the investor receives a payment at maturity of $1,220 per $1,000 Security face amount, the maximum payment on the securities.

Payment at maturity = $1,000 + ($1,000 x Basket Return x Participation Rate), subject to the Maximum Return = $1,000 + ($1,000 x 11.00% x 200.00%) = $1,220.00

Example 3: The Final Basket Level is equal to 90. Because the Final Basket Level is less than the Initial Basket Level and because the difference between the Initial Basket Level and the Final Basket Level does not exceed the Buffer Level of 10.00%, the investor receives a payment at maturity of $1,000.00 per $1,000 Security face amount.

<center>Payment at maturity per $1,000 Security face amount = $1,000.00</center>

Example 4: The Final Basket Level is equal to 50. Because the Final Basket Level is less than the Initial Basket Level and because the difference between the Initial Basket Level and the Final Basket Level exceeds the Buffer Level of 10.00%, the investor will receive a payment at maturity of $600 per $1,000 Security face amount calculated as follows:

<center>Payment at maturity = $1,000 + ($1,000 x (Basket Return + Buffer Level))
= $1,000 + ($1,000 x (-50.00% + 10.00%)) = $600</center>

Example 5: The Final Basket Level is equal to 0. Because the Final Basket Level is equal to zero and because the difference between the Initial Basket Level and the Final Basket Level exceeds the Buffer Level of 10.00%, the investor will receive a payment at maturity of $100 per $1,000 Security face amount calculated as follows:

<center>Payment at maturity = $1,000 + ($1,000 x (Basket Return + Buffer Level))
= $1,000 + ($1,000 x (-100.00% + 10.00%)) = $100</center>

What is the Payment at Maturity on the Securities for Three Hypothetical Scenarios?

The table and calculations below illustrates the hypothetical payment at maturity per $1,000 Security face amount for three hypothetical scenarios and uses Initial Component Levels of 1277.00 for the S&P 500® Index, 716.82 for the Russell 2000® Index and 22.49 for the Financial Select Sector SPDR® Fund, a Basket Return Cap of 11.00% and a Maximum Return of 22.00%. The scenarios illustrate how, even where there is a positive return on one Basket Component, negative returns on the other Basket Components may outweigh the positive return and the return on the Securities may be negative. The following results are based solely on the hypothetical examples cited. You should consider carefully whether the Securities are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

	Scenario 1			Scenario 2			Scenario 3		
Basket Component	S&P 500® Index	Russell 2000® Index	Financial Select Sector SPDR® Fund	S&P 500® Index	Russell 2000® Index	Financial Select Sector SPDR® Fund	S&P 500® Index	Russell 2000® Index	Financial Select Sector SPDR® Fund
Initial Component Level	1277.00	716.82	22.49	1277.00	716.82	22.49	1277.00	716.82	22.49
Final Component Level	1915.50	896.03	20.47	638.50	358.41	26.54	1404.70	573.46	21.14
Difference between Initial Component Level and Final Component Level	50%	25%	-9%	-50%	-50%	18%	10%	-20%	-6%
Component Weighting	40%	40%	20%	40%	40%	20%	40%	40%	20%
Contribution to Basket	20%	10%	-1.8%	-20%	-20%	3.6%	4%	-8%	-1.2%
Final Basket Level		**128.2**			**63.6**			**94.8**	
Basket Return		**11%**			**-36.4%**			**-5.2%**	
Payment at Maturity		**$1,220.00**			**$736.00**			**$1,000.00**	

<center>PS-3</center>

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Scenario 1: Scenario 1 assumes hypothetical index returns of 50%, 25% and -9% for the S&P 500® Index, Russell 2000® Index and the Financial Select Sector SPDR® Fund, respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 x [1 + (S&P 500 Return x S&P 500 Component Weighting) + (Russell 2000 Return x Russell 2000 Component Weighting) + (Financial Select Sector SPDR® Fund Return x Financial Select Sector SPDR® Fund Weighting)]
	=	100 x [1 + (50% x 40%) + (25% x 40%) + (-9% x 20%)]
	=	128.2

Because the Final Basket Level of 128.2 is greater than the Initial Basket Level of 100 and the Basket Return is limited to the Basket Return Cap, the investor receives a payment at maturity of $1,220 per $1,000 Security face amount, which is subject to the Maximum Return on the Securities as follows:

Payment at Maturity	=	$1,000 + ($1,000 x Basket Return x Participation Rate), subject to the Maximum Return
	=	$1,000 + ($1,000 x 28.2% x 200%)
	=	$1,220

Scenario 2: Scenario 2 assumes hypothetical index returns of -50%, -50% and 18% for the S&P 500® Index, Russell 2000® Index and the Financial Select Sector SPDR® Fund, respectively. The Basket Return is calculated as follows:

Final Basket Level	=	100 x [1+(S&P 500 Return x S&P 500 Component Weighting) + (Russell 2000 Return x Russell 2000 Component Weighting) + (Financial Select Sector SPDR® Fund Return x Financial Select Sector SPDR® Fund Weighting)]
	=	100 x [1+(-50% x 40%) + (-50% x 40%) + (18% x 20%)]
	=	63.6

Because the Final Basket Level of 63.6 is less than the Initial Basket Level of 100, and Final Basket Level has declined from the Initial Basket Level by more than the Buffer Level of 10%, the investor will receive a payment at maturity of $736 per $1,000 Security face amount calculated as follows:

Payment at Maturity	=	$1,000 + ($1,000 x (Basket Return + Buffer Level))
	=	$1,000 + ($1,000 x (-36.4% + 10%))
	=	$736

In this example, even though the Financial Select Sector SPDR® Fund Return is positive, the negative returns on the other Basket Components outweigh the positive return on the Financial Select Sector SPDR® Fund and the Basket Return is less than -10%. As a result, the return on the Securities is negative.

Scenario 3: Scenario 3 assumes hypothetical Index Returns of 10%, -20% and -6% for the S&P 500® Index, Russell 2000® Index and the Financial Select Sector SPDR® Fund, respectively. The Basket Return is calculated as follows:

Final Basket Level = 100 x [1+(S&P 500 Return x S&P 500 Component Weighting) + (Russell 2000 Return x Russell 2000 Component Weighting) + (Financial Select Sector SPDR® Fund Return x Financial Select Sector SPDR® Fund Weighting)]

= 100 x [1+(10% x 40%) + (-20% x 40%) + (-6% x 20%)]

= 94.8

Because the Final Basket Level of 94.8 is less than the Initial Basket Level of 100, and the Final Basket Level has declined from the Initial Basket Level by less than the Buffer Level of 10%, the investor receives a payment at maturity of $1,000 per $1,000 security face amount.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** – The Securities provide the opportunity to access capped equity returns by multiplying a positive Basket Return by a Participation Rate of 200%, subject to a Basket Return Cap of 11%, resulting in a Maximum Return of 22% of the $1,000 face amount, or a maximum payment of $1,220 for each $1,000 face amount of BUyS. Because the Securities are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** – Payment at maturity of the face amount of your Securities is protected against a decline in the Final Basket Level, as compared to the Initial Basket Level, of up to 10%. If such decline is more than the Buffer Level of 10%, for every 1% decline beyond 10%, you will lose an amount equal to 1% of the face amount of your Securities. For example, a Basket Return of -25% will result in a 15% loss of your initial investment.

- **RETURN LINKED TO THE PERFORMANCE OF A WEIGHTED BASKET OF COMPONENTS** – The return on the Securities, which may be positive or negative, is linked to a basket consisting of the S&P 500® Index, the Russell 2000® Index and the Financial Select Sector SPDR® Fund. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The Russell 2000® Index is designed to track the performance of the small-capitalization segment of the U.S. equity market. The Financial Select Sector SPDR® Fund seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the Financial Select Sector Index, which measures the performance of the financial services sector of the U.S. equity market. For additional information about each Basket Component, see the information set forth under "Basket Components" in this pricing supplement.

- **CERTAIN TAX CONSEQUENCES** – You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences." Although the tax consequences of an investment in the Securities are uncertain, we believe it is reasonable to treat the Securities as prepaid financial contracts for U.S. federal income tax purposes. Based on current law, under this treatment you should not be required to recognize taxable income prior to the maturity of your Securities, other than pursuant to a sale or exchange, and your gain or loss on the Securities should be long-term capital gain or loss if you hold the Securities for more than one year. If, however, the Internal Revenue Service (the "IRS") were successful in asserting an alternative treatment for the Securities, the timing and/or character of income on the Securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

Even if the treatment of the Securities as prepaid financial contracts is respected, it is possible, because the Financial Select Sector SPDR Fund is a Basket Component, that the Securities could be treated (in whole or part) as subject to the "constructive ownership" regime of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"). In that case, all or a portion of any long-term capital gain you would otherwise recognize on a sale, exchange or retirement of the Securities could be recharacterized as ordinary income, in which case an interest charge would apply.

On December 7, 2007, the Department of the Treasury ("Treasury") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the Securities.

For a discussion of certain German tax considerations relating to the Securities, you should refer to the section of the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the Securities (including possible alternative treatments, the potential application of the "constructive ownership" regime, and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing directly in the Basket Components or in any of the components underlying the Basket Components. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement.

- **YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS** – The Securities do not guarantee any return of your initial investment in excess of $100 per $1,000 Security face amount, subject to the credit of the Issuer. The return on the

Securities at maturity is linked to the performance of a weighted basket of indices and an exchange traded fund and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any negative Basket Return beyond the 10% Buffer Level. **Accordingly, you could lose up to $900 for each $1,000 Security face amount that you invest.**

- **THE RETURN ON YOUR SECURITIES IS LIMITED BY THE BASKET RETURN CAP** – As a holder of the Securities, you will not benefit from any appreciation of the Basket beyond the Basket Return Cap of 11%. Therefore, a Maximum Return of 22% of the $1,000 face amount applies to the Securities. Consequently, if the difference between the Final Basket Level and the Initial Basket Level exceeds the Basket Return Cap, your payment at maturity will be limited to a maximum payment of $1,220 for each $1,000 face amount of BUyS you hold, regardless of the appreciation of each Basket Component, which may be significant.

- **THE SECURITIES HAVE CERTAIN BUILT-IN COSTS** – While the payment at maturity described in this pricing supplement is based on the full face amount of your Securities, the original issue price of the Securities includes the agents' commission and the cost of hedging our obligations under the Securities through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase Securities from you prior to maturity in secondary market transactions will likely be lower than the original issue price, and any such sale prior to the Maturity Date could result in a substantial loss to you. The Securities are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Securities to maturity.

- **CHANGES IN THE VALUE OF THE BASKET INDICES MAY OFFSET EACH OTHER** — Price movements in the Basket Components may not correlate with each other. At a time when the levels of some of the Basket Components increase, the levels of other Basket Components may not increase as much or may decline. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Components.

- **NO COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the Securities, you will not receive coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Basket Components would have. In addition, you will not have the right to receive any distributions which may be paid on the Financial Select Sector SPDR® Fund.

- **LACK OF LIQUIDITY** – The Securities will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the Securities in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Securities easily. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the Securities.

- **WE AND OUR AFFILIATES AND AGENTS MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE BASKET SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE**

INDICES TO WHICH THE SECURITIES ARE LINKED OR THE MARKET VALUE OF THE SECURITIES – Deutsche Bank AG, its affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Securities. Deutsche Bank AG, its affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Securities. Any research, opinions or recommendations expressed by Deutsche Bank AG, its affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Securities and the Basket Components to which the Securities are linked.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the Securities, including acting as calculation agent and hedging our obligations under the Securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Securities.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES** – In addition to the levels of the Basket Components on any day, the value of the Securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other, including:

    - the expected volatility of each Basket Component;

    - the time to maturity of the Securities;

    - the market price and dividend rate on the component stocks underlying each Basket Component, and any distributions paid on the shares of the Financial Select Sector SPDR® Fund;

    - interest and yield rates in the market generally and in the markets of the component stocks underlying each Basket Component;

    - a variety of economic, financial, political, regulatory or judicial events;

    - the composition of the Basket Components and any changes to the component stocks underlying the Basket Components;

    - supply and demand for the Securities; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE ANTI-DILUTION PROTECTION IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the Financial Select Sector SPDR® Fund. See "Anti-Dilution Adjustments For Funds" in the accompanying product supplement. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the Financial Select Sector SPDR® Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

- **ADJUSTMENTS TO THE FINANCIAL SELECT SECTOR SPDR® FUND OR TO THE FINANCIAL SELECT SECTOR INDEX COULD ADVERSELY AFFECT THE VALUE OF THE NOTES** — SSgA Funds Management, Inc. ("**SSFM**") is the investment advisor to the Financial Select Sector SPDR® Fund, which seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the Financial Select Sector Index. The stocks included in the Financial Select Sector

Index are selected by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), acting as index compilation agent in consultation with Standard & Poor's Corporation ("S&P") from the universe of companies represented by the S&P 500® Index. The Financial Select Sector Index is calculated and disseminated by the American Stock Exchange ("**AMEX**"). Merrill Lynch, in consultation with S&P, can add, delete or substitute the stocks underlying the Financial Select Sector Index, which could change the value of the Financial Select Sector Index. Pursuant to its investment strategy or otherwise, SSFM may add, delete, or substitute the stocks composing the Financial Select Sector SPDR® Fund. Any of these actions could cause or contribute to large movements in the prices of the component securities held by the Financial Select Sector SPDR® Fund, which could affect the Financial Select Sector SPDR® Fund Return and the Basket Return.

- **THE FINANCIAL SELECT SECTOR SPDR® FUND AND THE FINANCIAL SELECT SECTOR INDEX ARE DIFFERENT** – The performance of the Financial Select Sector SPDR® Fund may not exactly replicate the performance of the Financial Select Sector Index because the Financial Select Sector SPDR® Fund will reflect transaction costs and fees that are not included in the calculation of the Financial Select Sector Index. It is also possible that the Financial Select Sector SPDR® Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the Financial Select Sector Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. SSFM may invest up to 5% of the Financial Select Sector SPDR® Fund's assets in convertible securities, structured notes, options and futures contracts and money market instruments including repurchase agreements or funds which invest exclusively in money market instruments. The Financial Select Sector SPDR® Fund may use options and futures contracts, convertible securities and structured notes in seeking performance that corresponds to the Financial Select Sector Index and in managing cash flows.

- **THERE IS NO AFFILIATION BETWEEN THE FINANCIAL SELECT SECTOR SPDR® FUND AND US, AND WE ARE NOT RESPONSIBLE FOR ANY DISCLOSURE BY THE FINANCIAL SELECT SECTOR SPDR® FUND** — We are not affiliated with the Financial Select Sector SPDR® Fund or the issuers of the component securities held by the Financial Select Sector SPDR® Fund or underlying the Financial Select Sector Index. However, we and our affiliates may currently or from time to time in the future engage in business with many of the issuers of the component securities held by the Financial Select Sector SPDR® Fund or underlying the Financial Select Sector Index. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the component securities held by the Financial Select Sector SPDR® Fund or the component stocks underlying the Financial Select Sector Index or any of the issuers of the component securities held by the Financial Select Sector SPDR® Fund or underlying the Financial Select Sector Index. You, as an investor in the securities, should make your own investigation into the component securities held by the Financial Select Sector SPDR® Fund or underlying the Financial Select Sector Index and the issuers of the component securities held by the Financial Select Sector SPDR® Fund or underlying the Financial Select Sector Index. Neither the Financial Select Sector SPDR® Fund nor any of the issuers of the component securities held by the Financial Select Sector SPDR® Fund or underlying the Financial Select Sector Index are involved in this offering of your securities in any way and none of them has any obligation of any sort with respect to your securities. Neither the Financial Select Sector SPDR® Fund nor any of the issuers of the component securities held by the Financial Select Sector SPDR® Fund or underlying the Financial Select Sector Index has any obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your securities.

- **THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR** — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Securities, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the Securities are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment of the Securities as prepaid financial contracts. If the IRS were successful in asserting an alternative treatment for the Securities, the timing and/or character of income thereon might differ materially and adversely from the description herein. Even if the treatment of the Securities as prepaid financial contracts is respected, the Securities could be treated (in whole or part) as subject to the "constructive ownership" regime of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain you would otherwise recognize on a sale, exchange or retirement of the Securities could be recharacterized as ordinary income, in which case an interest charge would apply. In addition, as described above under "Certain Tax Consequences," on December 7, 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Securities. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Securities, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Securities (including possible alternative treatments, the potential application of the "constructive ownership" regime, and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The Basket Components

The S&P 500® Index

We have derived all information contained in this pricing supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's ("**S&P**"). The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate market value of the common stocks of 500 companies (the "**S&P 500® Component Stocks**") as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the market value of any S&P 500® Component Stock was calculated as the product of the market price per share and the number of the then outstanding shares of such S&P 500® Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the market value of the Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the market value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005 the S&P 500® Index became fully float adjusted. S&P's criteria for selecting stocks for the S&P 500® Index have not been changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index (*i.e.*, its market value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the United States or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("**IWF**") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P 500® Index moved half way to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the S&P 500® Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index on and after September 16, 2005 is 0.80.) The float-adjusted S&P 500® Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this pricing supplement, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total market value of all 500 S&P 500® Component Stocks relative to the S&P 500® Index's base period of 1941-43 (the "**Base Period**").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® Component Stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index.

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

The table below summarizes the types of the S&P 500® Index maintenance adjustments and indicates whether or not an index divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (*e.g.*, 2-for-1)	Shares Outstanding *multiplied by* 2; Stock Price *divided by* 2	No
Share Issuance (*i.e.*, change ≥ 5%)	Shares Outstanding *plus* newly issued Shares	Yes
Share Repurchase (*i.e.*, change ≥ 5%)	Shares Outstanding *minus* Repurchased Shares	Yes
Special Cash Dividends	Share Price *minus* Special Dividend	Yes
Company Change	Add new company Market Value *minus* old company Market Value	Yes
Rights offering	Divisor adjustment reflects increase in market cap measured as the shares issued *multiplied* by the price paid	Yes
Spinoffs	If the spun-off company is not added to the S&P 500® Index, then Index market value *minus* value of the spun-off unit.	Yes
	If the spun-off company is added to the S&P 500® Index, no company is removed from the Index.	No
	If the spun-off company is added to the S&P 500® Index, another company is removed to keep the number of names fixed, and the Index Divisor adjustment reflects the deletion.	Yes

Stock splits and stock dividends do not affect the index divisor of the S&P 500® Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the market value of the S&P 500® Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the index divisor has the effect of altering the market value of the S&P 500® Component Stock and consequently of altering the aggregate market value of the S&P 500® Component Stocks (the "**Post-Event Aggregate Market Value**"). In order that the level of the S&P 500® Index (the "**Pre-Event Index Value**") not be affected by the altered market value (whether increase or decrease) of the affected S&P 500® Component Stock, a new index divisor ("**New Divisor**") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the index divisor is adjusted to compensate for the net change in the total market value of the S&P 500® Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the index divisor.

License Agreement with S&P

We have entered into an agreement with S&P providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the S&P 500® Index, which is owned and published by S&P, in connection with certain securities, including the Securities.

The Securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of the S&P 500® Index to track general stock market performance. S&P's only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of S&P without regard to Deutsche Bank AG or the Securities. S&P has no obligation to take the needs of Deutsche Bank AG or the holders of the Securities into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the Securities to be issued or in the determination or calculation of the amount due at maturity of the Securities. S&P has no obligation or liability in connection with the administration, marketing or trading of the Securities.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY

DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S", "S&P", "S&P 500" AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY DEUTSCHE BANK AG. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE SECURITIES.

The Russell 2000® Index

We have derived all information contained in this pricing supplement regarding the Russell 2000® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, the Frank Russell Company ("**Frank Russell**"). The Russell 2000® Index was developed by Frank Russell and is calculated, maintained and published by Frank Russell. We make no representation or warranty as to the accuracy or completeness of such information.

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. The Russell 2000® Index measures the composite price performance of stocks of 2,000 companies (the "**Russell 2000® Component Stocks**") domiciled in the U.S. and its territories and consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the U.S. equity market. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index.

Selection of stocks underlying the Russell 2000® Index. The Russell 2000® Index is a sub-group of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index, a company's stocks must be listed on May 31 of a given year and Frank Russell must have access to documentation verifying the company's eligibility for inclusion. Beginning September 2004, eligible initial public offerings are added to Russell U.S. indexes at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings must meet additional eligibility criteria.

Only common stocks belonging to corporations domiciled in the U.S. and its territories are eligible for inclusion in the Russell 3000® Index and, consequently, the Russell 2000® Index. The following securities are specifically excluded from the Russell 2000® Index: (i) stocks traded on U.S. exchanges but domiciled in other countries; (ii) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights; and (iii) trust receipts, royalty trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, closed-end mutual funds and limited partnerships that are traded on U.S. exchanges. In addition, Berkshire Hathaway is excluded as a special exception.

The primary criteria used to determine the initial list of securities eligible for the Russell 3000® Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (*e.g.*, tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Russell 2000® Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

The Russell 2000® Index is reconstituted annually to reflect changes in the marketplace. The list of companies is ranked based on May 31 total market capitalization, with the actual reconstitution effective on the first trading day following the final Friday of June each year. Changes in the constituents are pre-announced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Capitalization Adjustments. As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the Russell 2000® Component Stocks. A company's shares are adjusted to include only those shares available to the public. The purpose of this adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set. Stocks are weighted in the Russell 2000® Index by their available market capitalization, which is calculated by multiplying the primary closing price by the available shares.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in Securities and Exchange Commission (the "**Commission**") corporate filings. Other sources are used in cases of missing or questionable data.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

- ESOP or LESOP shares – corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

- Corporate cross-owned shares – when shares of a company in the Russell 2000® Index are held by another company also in the Russell 2000® Index, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

- Large private and corporate shares – large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together or a corporation not in the Russell 2000® Index that own 10% or more of the shares outstanding. However, not to be included in this class are institutional holdings, which are: investment companies not in the Russell 2000® Index, partnerships, insurance companies not in the Russell 2000® Index, mutual funds, banks not in the Russell 2000® Index or venture capital funds;

- Unlisted share classes – classes of common stock that are not traded on a U.S. securities exchange; and

- Initial public offering lock-ups – shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the index.

Corporate Actions Affecting the Russell 2000® Index. The following summarizes the types of Russell 2000® Index maintenance adjustments and indicates whether or not an Russell 2000® Index adjustment is required.

- "No Replacement" Rule – Securities that leave the Russell 2000® Index, between reconstitution dates, for any reason (*e.g.*, mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000® Index over a year will fluctuate according to corporate activity.

- Rule for Deletions – When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards on the floor of a U.S. securities exchange, the stock is deleted from the Russell 2000® Index at the market close on the effective date or when the stock is no longer trading on the exchange.

When acquisitions or mergers take place within the Russell 2000® Index, the stock's capitalization moves to the acquiring stock, hence, mergers have no effect on the Russell 2000® Index total capitalization. Shares are updated for the acquiring stock at the time the transaction is final. Prior to April 1, 2000, if the acquiring stock was a member of a different index (*e.g.*, Russell 3000® or Russell 1000®), the shares for the acquiring stock were not adjusted until month end.

- Deleted Stocks – Effective on January 1, 2002, when deleting stocks from the Russell 2000® Index as a result of exchange de-listing or reconstitution, the price used will be the market price on the day of deletion, including potentially the OTC bulletin board price. Previously, prices used to reflect de-listed stocks were the last traded price on the primary exchange. Exceptions: there may be corporate events, like mergers or acquisitions, that result in the lack of current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

- Rule for Additions – The only additions between reconstitution dates are as a result of spin-offs. Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 2000® Index at the latest reconstitution.

- Rule for Corporate Action-Driven Changes – Beginning April 1, 2003 changes resulting from corporate actions will generally be applied at the open of the ex-date using the previous day's closing prices. For reclassification of shares, mergers and acquisitions, spin-offs or reorganizations, adjustments will be made at the open of the ex-date using previous day closing prices. For re-incorporations and exchange delisting, deleted entities will be removed at the open on the day following re-incorporation or delisting using previous day closing prices (including OTC prices for delisted stocks).

Updates to Share Capital Affecting the Russell 2000® Index. Each month, the Russell 2000® Index is updated for changes to shares outstanding as companies report changes in share capital to the Commission. Effective April 30, 2002 only cumulative changes to shares outstanding greater than 5% are reflected in the Russell 2000® Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

Pricing of Securities Included in the Russell 2000® Index. Effective on January 1, 2002, primary exchange closing prices are used in the daily Russell 2000® Index calculations. FT Interactive data is used as the primary source for U.S. security prices, income, and total shares outstanding. Prior to January 1, 2002, composite closing prices, which are the last trade price on any U.S. exchange, were used in the daily Russell 2000® Index calculations.

Disclaimers. The Securities are not sponsored, endorsed, sold, or promoted by Frank Russell or any successor thereto or index owner, and neither Frank Russell nor any party hereto makes any representation or warranty whatsoever, whether express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Frank Russell's publication of the Russell 2000® Index in no way suggests or implies an opinion by Frank Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Frank Russell's only relationship to Deutsche Bank AG and its affiliates is the licensing of certain trademarks and trade names of Frank Russell and of the Russell 2000® Index which is determined, composed and calculated by Frank Russell without regard to Deutsche Bank AG and its affiliates or the Securities. Frank Russell is not responsible for and has not reviewed the Securities nor any associated literature or publications and Frank Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Frank Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Frank Russell has no obligation or liability in connection with the administration, marketing or trading of the Securities.

"Russell 2000® Index" and "Russell 3000® Index" are trademarks of Frank Russell Company and have been licensed for use by Deutsche Bank AG and its affiliates.

FRANK RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND FRANK RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRANK RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG AND/OR ITS AFFILIATES, INVESTORS, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. FRANK RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRANK RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

THE FINANCIAL SELECT SECTOR SPDR® FUND (THE "INDEX FUND")

We have derived all information contained in this pricing supplement regarding the Financial Select Sector SPDR® Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor's and SSFM. The Index Fund is an investment portfolio maintained and managed by SSFM. SSFM is the investment advisor to the Index Fund. The Index Fund is an exchange traded fund ("**ETF**") that trades on the American Stock Exchange LLC under the ticker symbol "**XLF**". We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

The Select Sector SPDR Trust (the "**Trust**") is a registered investment company that consists of nine separate investment portfolios, including the Index Fund. This fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Financial Select Sector Index. Information provided to or filed with the SEC (the "**Commission**") by the Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 333-57791 and 811-08837, respectively, through the Commission's website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

Investment Objective and Strategy

The Index Fund seeks investment results that correspond generally to the level and yield performance, before fees and expenses, of the Financial Select Sector Index. The Financial Select Sector Index measures the performance of the financial services sector of the U.S. equity market. The Financial Select Sector Index includes companies in the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment and real estate, including REITs.

Replication

The Index Fund pursues the indexing strategy of "replication" in attempting to track the performance of the Financial Select Sector Index. The Index Fund will invest in all of the securities that comprise the Financial Select Sector Index. The Index Fund will normally invest at least 95% of its total assets in common stocks that comprise the Financial Select Sector Index.

Correlation

The Financial Select Sector Index is a theoretical financial calculation, while the Index Fund is an actual investment portfolio. The performance of the Index Fund and the Financial Select Sector Index will vary somewhat due to transaction costs, asset valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Index Fund, using a replication strategy, can be expected to have a smaller tracking error than a fund using the representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

Holdings Information

As of July 22, 2008, the Index Fund included 88 companies. The Index Fund's three largest holdings are JPMorgan Chase & Co., Bank of America Corporation and Citigroup Inc. The following table summarizes the Index Fund's top ten holdings in individual securities as of July 22, 2008.

Company	Percentage of Total Holdings
Bank of America Corporation	8.54%
JPMorgan Chase & Co.	8.17%
Citigroup Inc.	6.59%
Wells Fargo & Company	5.82%
American International Group, Inc.	4.38%
Goldman Sachs Group, Inc.	4.29%
U.S. Bancorp	3.06%
American Express Company	2.55%
Morgan Stanley	2.48%
Bank of New York Mellon Corp.	2.44%

The information above was compiled from www.sectorspdr.com. We make no representation or warranty as to the accuracy of the information above. The information on www.sectorspdr.com is not, and should not be considered, incorporated by reference herein.

Anti-Dilution Adjustments

Share Splits and Reverse Share Splits

If the shares of the Index Fund are subject to a share split or reverse share split, then once such split has become effective, the Share Adjustment Factor, which will initially be set at 1.0, will be adjusted so that the new Share Adjustment Factor shall equal the product of:

- the prior Share Adjustment Factor, and
- the number of shares which a holder of one share of the Index Fund before the effective date of the share split or reverse share split would have owned or been entitled to receive immediately following the applicable effective date.

Share Dividends or Distributions

If the Index Fund is subject to a share dividend, *i.e.*, an issuance of additional shares of the Index Fund that is given ratably to all or substantially all holders of shares of the Index Fund, then, once the dividend or distribution has become effective and the shares of the Index Fund are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the prior Share Adjustment Factor plus the product of:

- the prior Share Adjustment Factor, and

- the number of additional shares issued in the share dividend or distribution with respect to one share of the Index Fund.

Non-cash Distributions

If the Index Fund distributes shares of capital stock, evidences of indebtedness or other assets or property of the Index Fund to all or substantially all holders of shares of the Index Fund (other than (i) share dividends or distributions referred to under "—Share Dividends or Distributions" above and (ii) cash dividends referred under "—Extraordinary Cash Dividends or Distributions" below), then, once the distribution has become effective and the shares of the Index Fund are trading ex-dividend, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the Current Market Price of one share of the Index Fund and the denominator of which is the amount by which such Current Market Price exceeds the Fair Market Value of such distribution.

The "**Current Market Price**" of the Index Fund means the arithmetic average of the closing prices of one share of the Index Fund for the ten trading days prior to the trading day immediately preceding the ex-dividend date of the distribution requiring an adjustment to the Share Adjustment Factor.

"**Ex-dividend date**" shall mean the first trading day on which transactions in the shares of the Index Fund trade on the relevant exchange without the right to receive that cash dividend or other cash distribution.

The "**Fair Market Value**" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Extraordinary Cash Dividends or Distributions

A dividend or other distribution consisting exclusively of cash to all or substantially all holders of shares of the Index Fund will be deemed to be an extraordinary cash dividend if its per share value exceeds that of the immediately preceding non-extraordinary cash dividend, if any, for the Index Fund by an amount equal to at least 10% of the closing price of the Index Fund on the first trading day immediately preceding the ex-dividend date.

If an extraordinary cash dividend occurs, the Share Adjustment Factor will be adjusted so that the new Share Adjustment Factor shall equal the product of:

- the prior Share Adjustment Factor, and

- a fraction, the numerator of which is the closing price of the Index Fund on the trading day before the ex-dividend date and the denominator of which is the amount by which that closing price exceeds the extraordinary dividend amount.

The Financial Select Sector Index

We have derived all information contained in this pricing supplement regarding the Financial Select Sector Index, including, without limitation, its make-up, method of calculation and changes in its component securities, from publicly available information. The stocks included in each Select Sector Index, including the Financial Select Sector Index, are selected by Merrill Lynch, acting as index compilation agent in consultation with S&P, from the universe of companies represented by the S&P 500® Index. The AMEX acts as index calculation agent in connection with the calculation and dissemination of each Select Sector Index, including the Financial Select Sector Index.

The Financial Select Sector Index, which is one of the nine Select Sector sub-indices of the S&P 500® Index, is intended to give investors an efficient, modified market capitalization-based way to track the movements of certain public companies that represent the financial sector of the S&P 500® Index. As of July 22, 2008, the Financial Services Sector Index included 88 component stocks in the following industries: commercial banks, capital markets, diversified financial services, insurance real estate and consumer finance.

Each stock in the S&P 500® Index is allocated to only one Select Sector Index, and the nine Select Sector Indices together comprise all of the companies in the S&P 500® Index. As of the market close on July 22, 2008, the weighting of each Select Sector Index in the S&P 500® Index based on the capitalization of the stocks in the S&P 500® Index was as follows:

Select Sector Index	Weighting
The Consumer Discretionary Select Sector Index	8.03%
The Consumer Staples Select Sector Index	11.06%
The Energy Select Sector Index	14.40%
The Financial Select Sector Index	15.53%
The Health Care Select Sector Index	12.36%
The Industrial Select Sector Index	11.46%
The Materials Select Sector Index	3.76%
The Technology Select Sector Index	19.49%
The Utilities Select Sector Index	3.84%
Total	100.00%

The information above was compiled from www.sectorspdr.com. We make no representation or warranty as to the accuracy of the information above. The information on www.sectorspdr.com is not, and should not be considered, incorporated by reference herein.

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

- Each of the component stocks in a Select Sector Index is a constituent company of the S&P 500® Index.

- The nine Select Sector Indices together will include all of the companies represented in the S&P 500® Index and each of the stocks in the S&P 500® Index will be allocated to one and only one of the Select Sector Indices.

- Merrill Lynch, acting as the index compilation agent, assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The index compilation agent, after consultation with S&P, assigns a company's stock to a particular Select Sector Index on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in each Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the Select Sector Index assignment of the S&P 500® Index component stocks, which is the sole responsibility of the index compilation agent.

- Each Select Sector Index is calculated by the American Stock Exchange Index Services Group ("**ISG**") using a modified "market capitalization" methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of such Select Sector Index. Under certain conditions, however, the number of shares of a component stock within the Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

Each Select Sector Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology. See "The S&P 500® Index" above. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

The index compilation agent at any time may determine that a S&P 500® Index component stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the index compilation agent notifies ISG that a S&P 500® component stock's Select Sector Index assignment should be changed, the AMEX will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that S&P 500® component stocks will change sectors frequently.

Component stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

Historical Information

The first three graphs show the historical performance of each of the Basket Components from January 2, 1999 through July 22, 2008. The closing level of the S&P 500® Index on July 22, 2008 was 1277.00. The closing level of the Russell 2000® Index on July 22, 2008 was 716.82. The closing level of the Financial Select Sector SPDR® Fund on July 22, 2008 was 22.49. The fourth graph shows the retrospective performance of the Basket, calculated by setting the level of the Basket on July 22, 2008 equal to 100.

We obtained the various Basket Component closing levels from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. **The historical levels of each Basket Component should not be taken as an indication of future performance, and no assurance can be given as to any Final Basket Level or the Basket Return. We cannot give you assurance that the performance of the Basket Components will result in the return of your initial investment.**

Historical Performance of the S&P 500® Index



Source: Bloomberg

Historical Performance of the Russell 2000® Index



Source: Bloomberg

Historical Performance of the Financial Select Sector SPDR® Fund



Source: Bloomberg

Historical Performance of the Basket



Source: Bloomberg

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will receive or allow as a concession to other dealers discounts and commissions of up to 0.30% or $3 per $1,000 Security face amount. The agents may pay referral fees of up to 0.50% or $5.00 per $1,000 Security face amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 Security face amount. See "Underwriting" in the accompanying product supplement.

Settlement

We expect to deliver the Securities against payment for the Securities on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to transact in Securities that are to be issued more than three business days after the Trade Date will be required to specify alternative settlement arrangements to prevent a failed settlement.